Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

October 1, 2015

The Board of Trustees
Prudential Investment Portfolios 3
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Prudential Global Absolute Return Bond Fund (the Fund)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through June 30, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend and other expenses related to short sales, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 0.95% of the Fund’s average daily net assets. This waiver may not be terminated prior to June 30, 2017 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President